Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at July 31, 2015:

As at July 31, 2015
(in millions of Canadian dollars)
Subordinated Debentures	6,184
Equity
Common Equity
Common Shares	15,185
Retained Earnings	30,640
Accumulated Other Comprehensive Income	2,673
Other Reserves	176

Total Common Equity	48,674
Preferred Shares	2,934

Total Equity Attributable to Equity Holders of the Bank	51,608
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,353

Total Equity	52,961

Total Capitalization	59,145

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the year ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for the nine month period ended July 31, 2015 and each of the years in the four year period ended October 31, 2014.

	Nine Months Ended July 31,	October 31,
	2015(1)	2014(1)	2013(1)(2)	2012(1)(2)	2011(1)	2010(3)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.11	8.52	7.42	7.43	5.73	4.70
Including interest on deposits	2.18	2.21	2.01	2.03	1.91	1.70
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.23	7.29	6.03	6.02	4.76	3.99
Including interest on deposits	2.14	2.15	1.94	1.96	1.84	1.64

(1)	Based upon financial information calculated in accordance with IFRS.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).
(3)	Based upon financial information calculated in accordance with Canadian GAAP.

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.